SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement Under

Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 2)

PLAINS RESOURCES INC.

(Name of the Issuer)

Plains Resources Inc., James C. Flores, John T. Raymond,

Vulcan Energy Corporation, Prime Time Acquisition Corporation, Sable Investments, L.P. and Sable Investments, LLC

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

726540503

(CUSIP Number of Class of Securities)

John F. Wombwell Executive Vice President, General Counsel and Secretary Plains Resources Inc. 700 Milam, Suite 3100 Houston, TX 77002 (832) 239-6000	Richard Leigh Vice President and Secretary Vulcan Energy Corporation 505 5th Avenue South Suite 900 Seattle, WA 98104 (206) 342-2000

copy to:	copy to:
Michael E. Dillard, P.C. Julien R. Smythe Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, TX 77002 (713) 220-5800	Frank Ed Bayouth II Skadden, Arps, Slate, Meagher & Flom LLP 1600 Smith Street, Suite 4400 Houston, TX 77002 (713) 655-5100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and

Communications on Behalf of Person(s) Filing Statement)

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction, passed upon the merits or the fairness of the transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE*

Transaction value	Amount of Filing Fee

$385,161,498.00	$48,799.96

* The filing fee of $48,799.96 was calculated pursuant to Exchange Act Rule 0-11(c)(1) and is based on (1) the aggregate number of 22,675,700 shares of Plains Resources common stock, $0.10 par value per share (the “Common Stock”), consisting of 22,599,200 shares of Common Stock outstanding plus the 76,500 restricted units representing the right to purchase Common Stock multiplied by the $16.75 per share merger consideration; plus (ii) the cash-out value of 1,610,785 options representing the right to purchase Common Stock. The filing fee was then calculated by multiplying the resulting transaction cash value of $385,161,498.00 by 0.00012670.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $48,799.96

Form or Registration No.: Schedule 14A

Filing Party: Plains Resources Inc.

Date Filed: March 2, 2004

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) Plains Resources Inc., a Delaware corporation (“Plains Resources”), (2) James C. Flores and John T. Raymond (together with their affiliates, Sable Investments, L.P. and Sable Investments, LLC, the “Management Stockholders”), (3) Vulcan Energy Corporation, a newly formed Delaware corporation (“Vulcan Energy”) which will be 100% owned by Mr. Allen and the Management Stockholders following the proposed merger discussed below, and (4) Prime Time Acquisition Corporation, a newly formed Delaware corporation and wholly owned subsidiary of Vulcan Energy (the “Vulcan Merger Subsidiary”). The preceding persons are collectively referred to herein as the “Filing Persons,” and individually as a “Filing Person.”

This Schedule 13E-3 relates to a proposed merger of the Vulcan Merger Subsidiary with and into Plains Resources (the “Merger”) pursuant to an Agreement and Plan of Merger, dated as of February 19, 2004 (the “Merger Agreement”), by and among Vulcan Energy, the Vulcan Merger Subsidiary and Plains Resources. In connection with the Merger:

•	each share of Plains Resources common stock outstanding at the effective time of the merger (other than shares held directly or indirectly by Vulcan Energy or Plains Resources and other than shares held by dissenting stockholders who exercise and perfect their appraisal rights under Delaware law) will be converted into the right to receive $16.75 in cash;

•	each share of restricted common stock of Plains Resources (other than restricted shares held by the Management Stockholders) will become fully vested and will be converted into the right to receive $16.75 in cash;

•	each option to purchase shares of Plains Resources common stock (other than stock options held by the Management Stockholders) will become fully vested and exercisable, and each holder of options to purchase shares of Plains Resources common stock (other than the Management Stockholders) will receive, upon exercise of the option, an amount in cash equal to the number of unexercised shares subject to such option times the excess of $16.75 over the per share exercise price of the option; and

•	each outstanding restricted stock unit (other than restricted stock units held by the Management Stockholders) will become fully vested and payable and treated as a share of Plains Resources common stock and exchanged for $16.75 in cash.

As a result of the merger, the stockholders of Plains Resources (other than Vulcan Energy and its affiliates and the Management Stockholders) will no longer have any interest in, and will no longer be stockholders of, Plains Resources and will not participate in the future earnings or growth of Plains Resources, if any.

Concurrently with the filing of this Schedule 13E-3, Plains Resources is filing under Regulation 14A of the Exchange Act a revised preliminary proxy statement pursuant to which Plains Resources’ stockholders will be given notice of, and be asked to vote with respect to, the approval and adoption of the Merger Agreement and the Merger.

A copy of the proxy statement is incorporated by reference herein as Exhibit (a)(3) and a copy of the Merger Agreement is attached as Appendix A to the proxy statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items set forth in Regulation M-A under the Exchange Act.

The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the proxy statement of the information required to be included in response to the items in this Schedule 13E-3. The information contained in the proxy statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the schedules, exhibits, appendices and annexes thereto. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the proxy statement.

All information contained in, or incorporated by reference in, this Schedule 13E-3 concerning Plains Resources has been supplied by Plains Resources and no other Filing Person takes responsibility for the accuracy of any information not supplied by such Filing Person. The information contained in this Schedule 13E-3 and/or the proxy statement concerning each Filing Person other than Plains Resources was supplied by each such Filing Person and no other Filing Person, including Plains Resources, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1. Summary Term Sheet

Regulation M-A

Item 1001

Summary Term Sheet. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

Item 2. Subject Company Information

Regulation M-A

Item 1002

(a)	Name and Address. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Information About the Transaction Participants”

(b)	Securities. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Information Concerning the Special Meeting—Record Date”

“Common Stock Market Price and Dividend Information”

(c)	Trading Market and Price. The information contained in the proxy statement under the caption “Common Stock Market Price and Dividend Information” is incorporated herein by reference.

(d)	Dividends. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Common Stock Market Price and Dividend Information”

“Merger Agreement—Conduct of Business Pending the Merger”

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. The information contained in the proxy statement under the caption “Information Regarding Common Stock Transactions—Purchases by Plains Resources” is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons

Regulation M-A

Item 1003

(a)	Name and Address. The business address for Sable Investments, L.P. and Sable Investments, LLC is 700 Milam, Suite 3100, Houston, Texas 77002, and their telephone number is (832) 239-6000. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Current Executive Officers and Directors of Plains Resources”

“Current Executive Officers and Directors of Vulcan Energy and Vulcan Merger Subsidiary”

“Information About the Transaction Participants”

(b)	Business and Background of Entities. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Information About the Transaction Participants”

“Certain Relationships and Related Transactions”

(c)	Business and Background of Natural Persons. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Current Executive Officers and Directors of Plains Resources”

“Current Executive Officers and Directors of Vulcan Energy and Vulcan Merger Subsidiary”

“Information About the Transaction Participants”

Item 4. Terms of the Transaction

Regulation M-A

Item 1004

(a)(1)	Material Terms. Tender Offers. Not applicable.

(a)(2)	Mergers or Similar Transactions. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Information Concerning the Special Meeting”

“Special Factors—Structure of the Transaction”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger”

“Special Factors—Purposes of the Merger; Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Agreements with the Management Stockholders”

“Material U.S. Federal Income Tax Consequences”

“Merger Agreement”

(c)	Different Terms. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Agreements with the Management Stockholders”

“Merger Agreement”

(d)	Appraisal Rights. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Appraisal Rights”

“Merger Agreement—Appraisal Rights”

Appendix C

(e)	Provisions for Unaffiliated Security Holders. The Filing Persons have made no provisions in connection with this transaction to grant unaffiliated security holders access to the respective corporate files of any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A

Item 1005

(a)	Transactions. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Agreements with the Management Stockholders”

“Information About the Transaction Participants—Past Contacts, Transactions, Negotiations and Agreements”

(b)	Significant Corporate Events. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

(c)	Negotiations or Contacts. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Agreements with the Management Stockholders”

(d)	Conflicts of Interest. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purposes of the Merger; Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Agreements with the Management Stockholders”

(e)	Agreements Involving the Subject Company’s Securities. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Agreements with the Management Stockholders”

“Information About the Transaction Participants—Past Contacts, Transactions, Negotiations and Agreements”

Item 6. Purposes of the Transaction and Plans or Proposals

Regulation M-A

Item 1006

(b)	Use of Securities Acquired. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Structure of the Transaction”

“Special Factors—Agreements with the Management Stockholders”

“Special Factors—Plans for Plains Resources Following the Merger”

“Merger Agreement”

(c)(1)-(8) Plans. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Structure of the Transaction”

“Special Factors—Purposes of the Merger; Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Agreements with the Management Stockholders”

“Special Factors—Plans for Plains Resources Following the Merger”

“Financing For the Merger”

“Merger Agreement”

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A

Item 1013

(a)	Purposes. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger”

“Special Factors—Position of Vulcan Energy and the Vulcan Merger Subsidiary as to the Fairness of the Merger to Plains Resources Stockholders”

“Special Factors—Purposes of the Merger; Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Agreements with the Management Stockholders”

“Special Factors—Plans For Plains Resources Following the Merger”

(b)	Alternatives. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger”

“Special Factors—Purposes of the Merger; Certain Effects of the Merger”

“Special Factors—Plans For Plains Resources if the Merger is Not Completed”

(c)	Reasons. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of Vulcan Energy and the Vulcan Merger Subsidiary as to the Fairness of the Merger to Plains Resources Stockholders”

“Special Factors—Purposes of the Merger; Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Agreements with the Management Stockholders”

“Special Factors—Plans for Plains Resources Following the Merger”

(d)	Effects. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger”

“Special Factors—Purposes of the Merger; Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Agreements with the Management Stockholders”

“Special Factors—Plans for Plains Resources Following the Merger”

“Material U.S. Federal Income Tax Consequences”

Item 8. Fairness of the Transaction

Regulation M-A

Item 1014

(a)	Fairness. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of Vulcan Energy and the Vulcan Merger Subsidiary as to the Fairness of the Merger to Plains Resources Stockholders”

“Special Factors—Interests of Certain Persons in the Merger”

(b)	Factors Considered in Determining Fairness. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Structure of the Transaction”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of Vulcan Energy and the Vulcan Merger Subsidiary as to the Fairness of the Merger to Plains Resources Stockholders”

“Special Factors—Purposes of the Merger; Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Agreements with the Management Stockholders”

(c)	Approval of Security Holders. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Information Concerning the Special Meeting—Vote Required; How Shares Are Voted”

“Special Factors—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger”

“Special Factors—Position of Vulcan Energy and the Vulcan Merger Subsidiary as to the Fairness of the Merger to Plains Resources Stockholders”

(d)	Unaffiliated Representative. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of Vulcan Energy and the Vulcan Merger Subsidiary as to the Fairness of the Merger to Plains Resources Stockholders”

(e)	Approval of Directors. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger”

“Special Factors—Position of Vulcan Energy and the Vulcan Merger Subsidiary as to the Fairness of the Merger to Plains Resources Stockholders”

(f)	Other Offers. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger”

“Special Factors—Position of Vulcan Energy and the Vulcan Merger Subsidiary as to the Fairness of the Merger to Plains Resources Stockholders”

Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M-A

Item 1015

(a)	Report, Opinion or Appraisal. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of Vulcan Energy and the Vulcan Merger Subsidiary as to the Fairness of the Merger to Plains Resources Stockholders”

Appendix B

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Fees and Expenses”

Appendix B

(c)	Availability of Documents. The information contained in the proxy statement under the caption “Special Factors—Opinion of Financial Advisor to the Special Committee” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A

Item 1007

(a)	Source of Funds. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Structure of the Transaction”

“Special Factors—Agreements with the Management Stockholders”

“Financing For the Merger”

“Merger Agreement”

(b)	Conditions. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Structure of the Transaction”

“Special Factors—Agreements with the Management Stockholders”

“Financing For the Merger”

“Merger Agreement”

(c)	Expenses. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Information Concerning the Special Meeting—Proxy Solicitation”

“Special Factors—Fees and Expenses”

“Financing For the Merger—Requirements”

(d)	Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

Regulation M-A

Item 1008

(a)	Securities Ownership. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Certain Persons in the Merger”

“Security Ownership of Certain Beneficial Owners and Management of Plains Resources”

(b)	Securities Transactions. The information contained in the proxy statement under the caption “Information Regarding Common Stock Transactions” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

Regulation M-A

Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Information Concerning the Special Meeting—Vote Required; How Shares Are Voted”

(e)	Recommendations of Others. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Information Concerning the Special Meeting—Proxy Solicitation”

“Special Factors—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger”

“Special Factors—Position of Vulcan Energy and the Vulcan Merger Subsidiary as to the Fairness of the Merger to Plains Resources Stockholders”

Item 13. Financial Statements

Regulation M-A

Item 1010

(a)	Financial Information. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Plains Resources Selected Historical Consolidated Financial Data”

“Miscellaneous Other Information—Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A

Item 1009

(a)	Solicitations or Recommendations. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Information Concerning the Special Meeting—Proxy Solicitation”

“Special Factors—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Position of Vulcan Energy and the Vulcan Merger Subsidiary as to the Fairness of the Merger to Plains Resources Stockholders”

Appendix B

(b)	Employees and Corporate Assets. The information contained in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Information Concerning the Special Meeting—Proxy Solicitation”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

Item 15. Additional Information

Regulation M-A

Item 1011

(b)	Other Material Information. The entirety of the proxy statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A

Item 1016

(a)(1)	Not applicable.
(a)(3)	Preliminary proxy statement, incorporated herein by reference to Schedule 14A as filed with the Securities and Exchange Commission by Plains Resources Inc. on May 3, 2004.
(b)	Not applicable.

(c)(1)	Presentation to the Board of Directors.*
(c)(2)	Opinion of Petrie Parkman & Co., dated February 18, 2004 (included as Appendix B to the preliminary proxy statement).**
(d)(1)	Agreement and Plan of Merger, dated as of February 19, 2004, by and among Vulcan Energy Corporation, Prime Time Acquisition Corporation and Plains Resources Inc. (included as Appendix A to the preliminary proxy statement).**
(d)(2)	Amended and Restated Subscription Agreement, dated as of February 19, 2004, by and among Vulcan Energy Corporation, Paul G. Allen, James C. Flores and John T. Raymond (included as Exhibit 99(a) to the Schedule 13D/A, which was filed by Plains Resources, the Management Stockholders, Mr. Allen and Vulcan Energy on February 26, 2004).**
(d)(3)	Form of Stockholders’ Agreement, dated as of November 19, 2003, by and among Vulcan Energy Corporation, Paul G. Allen, James C. Flores and John T. Raymond.*
(d)(4)	Form of Exclusivity Agreement, dated as of November 19, 2003, by and among Paul G. Allen, James C. Flores and John T. Raymond.*
(d)(5)	Form of Proposed Employment Agreement for James C. Flores; Summary of Key Terms.*
(d)(6)	Form of Proposed Employment Agreement for John T. Raymond; Summary of Key Terms.*
(f)	Section 262 of the Delaware General Corporation Law (included as Appendix C to the preliminary proxy statement).
(g)	Not applicable.**

*	Previously filed on March 2, 2004.
**	Previously filed on May 3, 2004.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2004	PLAINS RESOURCES INC.

By: /s/ Stephen A. Thorington
Name: Stephen A. Thorington
Title: Executive Vice President

Dated: June 7, 2004	/s/ James C. Flores
James C. Flores

Dated: June 7, 2004	/s/ John T. Raymond
John T. Raymond

Dated: June 7, 2004	PRIME TIME ACQUISITION CORPORATION

By: /s/ David N. Capobianco
Name: David N. Capobianco
Title: Vice President

Dated: June 7, 2004	VULCAN ENERGY CORPORATION

By: /s/ David N. Capobianco
Name: David N. Capobianco
Title: Vice President

Dated: June 7, 2004	SABLE INVESTMENTS, L.P.

By: its general partner, SABLE INVESTMENTS, LLC By: /s/ James C. Flores
James C. Flores, its sole member

Dated: June 7, 2004	SABLE INVESTMENTS, LLC

By: /s/ James C. Flores
James C. Flores, its sole member